Exhibit 99.1

Barclays Bank PLC (the “Issuer”) may issue securities from time to time pursuant to its registration statement on Form F-3 (No. 333-190038) (the “Securities”).

The Issuer may issue certain Securities that include a provision whereby holders of such Securities acknowledge, agree to be bound by, and consent to the exercise of, any U.K. Bail-in Power (as defined below) by the relevant U.K. resolution authority (as defined below), as well as certain other provisions related to the U.K. Bail-in Power. If the Issuer includes such provisions in the terms of any Securities, the provisions shall be substantially in the form specified below under “Section II.A. Terms of Applicable Securities with Respect to the U.K. Bail-in Power” (the “U.K. Bail-in Terms”). If the U.K. Bail-in Terms form part of the terms of a particular issuance of Securities, investors in such Securities should consider the additional risk described under “Section II.B. Risk Factor Related to the Agreement of Holders of Applicable Securities with Respect to the U.K. Bail-in Power.” If the Issuer includes the U.K. Bail-in Terms as terms of any Securities, the Issuer will specify in the relevant preliminary prospectus supplement, pricing term sheet and/or prospectus supplement that the U.K. Bail-in Terms are terms of such Securities (the “Applicable Securities”). Unless otherwise specified by the Issuer, such Applicable Securities will be issued pursuant to the Senior Debt Indenture dated September 16, 2004 (the “Indenture”) between the Issuer and The Bank of New York Mellon, as trustee (the “Trustee”).

For purposes of Sections I and II below, a “U.K. Bail-in Power” is any statutory write-down and/or conversion power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to the Issuer or other members of the Group (as defined below), including but not limited to any such laws, regulations, rules or requirements that are implemented, adopted or enacted within the context of a European Union directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms and/or within the context of a U.K. resolution regime under the U.K. Banking Act 2009, as amended (the “U.K. Banking Act”), or otherwise, pursuant to which obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled and/or converted into shares or other securities or obligations of the obligor or any other person (and a reference to the “relevant U.K. resolution authority” is to any authority with the ability to exercise a U.K. Bail-in Power, and a reference to the “Group” refers to Barclays PLC (or any successor entity) and its consolidated subsidiaries).

Investors in any Securities (regardless of whether they are Applicable Securities) should consider the additional risks described below under “Section I. Risk Factors Related to Regulatory Actions, including the U.K. Bail-In Power.”

Section I. Risk Factors Related to Regulatory Actions, including the U.K. Bail-In Power

Regulatory action in the event of a bank failure could materially adversely affect the value of the Securities.

European resolution regime and loss absorption at the point of non-viability.

On May 6, 2014, the EU Council adopted the European Union directive establishing a framework for the recovery and resolution of credit institutions and investment firms (the “Bank Recovery and Resolution Directive” or “BRRD”). The BRRD is yet to be published in the Official Journal of the European Union; it is expected to enter into force before January 1, 2015 (the expected implementation dates are set out below). The stated aim of the BRRD is to provide supervisory authorities, including the relevant U.K. resolution authority, with common tools and powers to address banking crises pre-emptively in order to safeguard financial stability and minimize taxpayers’ exposure to losses.

The powers to be granted to supervisory authorities under the BRRD include (but are not limited to) the introduction of a statutory “write-down and conversion power” and a “bail-in” power, which will give the relevant U.K. resolution authority the power to cancel all or a portion of the principal amount of, or interest on, certain unsecured liabilities (which could include the Securities) of a failing financial institution and/or to convert certain debt claims (which could include the Securities) into another security, including ordinary shares of the surviving Group entity, if any. The majority of measures set out in the BRRD (including the write-down and conversion powers relating to Tier 1 capital instruments and Tier 2 capital instruments) will need to be implemented with effect from January 1, 2015, with the bail-in power for other eligible liabilities (which could include any Securities that are not Tier 1 or Tier 2 capital instruments) to apply from January 1, 2016 at the latest. However, as noted above, the BRRD has not been published in the Official Journal of the European Union. Moreover, as discussed under “—Bail-in option in the U.K. Banking Act” below, the amendments to the U.K. Banking Act are likely to accelerate the implementation timeframe of some or all of these resolution powers in the United Kingdom.

In addition to a “write-down and conversion power” and a “bail-in” power, the powers currently proposed to be granted to the relevant U.K. resolution authority under the BRRD include the power to (i) direct the sale of the relevant financial institution or the whole or part of its business on commercial terms without requiring the consent of the shareholders or complying with the procedural requirements that would otherwise apply, (ii) transfer all or part of the business of the relevant financial institution to a “bridge bank” (a publicly controlled entity) and (iii) transfer the impaired or problem assets of the relevant financial institution to an asset management vehicle to allow them to be managed over time. In addition, among the broader powers to be granted to the relevant resolution authority under the BRRD, the BRRD will provide powers to the relevant resolution authority to amend the maturity date and/or any interest payment date of debt instruments or other eligible liabilities of the relevant financial institution and/or impose a temporary suspension of payments.

The BRRD contains safeguards for shareholders and creditors in respect of the application of the “write down and conversion” and “bail-in” powers which aim to ensure that they do not incur greater losses than they would have incurred had the relevant financial institution been wound up under normal insolvency proceedings.

Until fully implemented, it is not possible to assess the full impact of the BRRD on the Issuer, the Group and on holders of the Securities, and there can be no assurance that, once it is implemented, the manner in which it is implemented or the taking of any actions by the relevant U.K. resolution authority currently contemplated in the BRRD would not adversely affect the rights of holders of the Securities, the price or value of an investment in the Securities and/or the Issuer’s ability to satisfy its obligations under the Securities.

Recital 45 and Article 518 of the CRD IV Regulation state that if measures of the type included in the BRRD are not adopted by December 31, 2015, the European Commission should review and report whether the CRD IV Regulation should be amended so as to include write-down and conversion powers in order to ensure that relevant capital instruments fully absorb losses at the point of non-viability of the issuing institution and before any other resolution action is taken. Given the adoption of BRRD, it is likely that no such amendment to the CRD IV Regulation would be necessary. However, there is a risk that should such an amendment be necessary, it would result in any Securities that constitute relevant capital instruments being used to absorb losses on the occurrence of a non-viability event.

The exercise of any such power or any suggestion of such exercise could, therefore, materially adversely affect the value of any Securities subject to the BRRD and could lead to the holders of the Securities losing some or all of their investment in the Securities.

U.K. resolution regime.

In the United Kingdom, the U.K. Banking Act provides for a regime (the “resolution regime”) to allow the Bank of England (or, in certain circumstances, U.K. HM Treasury (the “U.K. Treasury”)) to resolve failing banks in the United Kingdom, in consultation with the PRA, the FCA and U.K. Treasury, as appropriate. Under the U.K. Banking Act, these authorities are given powers, including (a) the power to make share transfer orders pursuant to which all or some of the securities issued by a U.K. bank may be transferred to a commercial purchaser or the U.K. government; and (b) the power to transfer all or some of the property, rights and liabilities of a U.K. bank to a commercial purchaser or Bank of England entity. A share transfer order can extend to a wide range of securities, including shares and bonds issued by a U.K. bank (including the Issuer) or its holding company (Barclays PLC) and warrants for such shares and bonds. Certain of these powers have been extended to companies within the same group as a U.K. bank.

The U.K. Banking Act also gives the authorities powers to override events of default or termination rights that might be invoked as a result of the exercise of the resolution powers. The U.K. Banking Act powers apply regardless of any contractual restrictions and compensation may be payable in the context of both share transfer orders and property appropriation.

The U.K. Banking Act also gives the Bank of England the power to override, vary or impose contractual obligations between a U.K. bank, its holding company and its group undertakings for reasonable consideration, in order to enable any transferee or successor bank to operate effectively. There is also power for the U.K. Treasury to amend the law (excluding provisions made by or under the U.K. Banking Act) for the purpose of enabling it to use the regime powers effectively, potentially with retrospective effect.

If these powers were to be exercised in respect of the Issuer (or any member of the Group), there could be a material adverse effect on the rights of holders of Securities, including through a material adverse effect on the price of the Securities.

Bail-in option in the U.K. Banking Act.

On December 18, 2013, the Financial Services (Banking Reform) Act 2013 (the “U.K. Banking Reform Act”) became law in the United Kingdom. Among the changes introduced by the U.K. Banking Reform Act, the U.K. Banking Act is amended to insert a bail-in option as part of the powers of the U.K. resolution authority. The bail-in option will come into force when stipulated by the U.K. Treasury. On March 13, 2014, the U.K. Treasury published a consultation on three statutory instruments relating to the bail-in powers, which closed on May 7, 2014. In its consultation, the U.K. Government noted that in order to complete the legislation and commence the bail-in powers in the U.K. Banking Reform Act, a number of pieces of secondary legislation are to be made.

The bail-in option is being introduced as an additional power available to the U.K. resolution authority, to enable it to recapitalize a failed institution by allocating losses to its shareholders and unsecured creditors in a manner that ought to respect the hierarchy of claims in an insolvency of a relevant financial institution, consistent with shareholders and creditors of financial institutions not receiving less favorable treatment than they would have done in insolvency. The bail-in option includes the power to cancel a liability or modify the terms of contracts for the purposes of reducing or deferring the liabilities of the bank under resolution and the power to convert a liability from one form to another. The conditions for use of the bail-in option are, in summary, that (i) the regulator determines that the bank is failing or likely to fail, (ii) it is not reasonably likely that any other action can be taken to avoid the bank’s failure and (iii) the U.K. resolution authority determines that it is in the public interest to exercise the bail-in power.

The U.K. Government has stated that the bail-in powers introduced by the U.K. Banking Reform Act will require some minor modifications in order to fully transpose the BRRD requirements into law; however, the U.K. Government’s view is that such amendments will not change the fundamental characteristic of the bail-in power.

The exercise of any bail-in power as set out in the U.K. Banking Act or any suggestion of any such exercise could materially adversely affect the value of any Securities and could lead to holders of the Securities losing some or all of the value of their investment in the Securities.

In addition, the U.K. Banking Act may be amended and/or other legislation may be introduced in the United Kingdom to amend the resolution regime that would apply in the event of a bank failure or to provide regulators with other resolution powers.

The circumstances under which the relevant U.K. resolution authority would exercise its proposed U.K. Bail-in Power are currently uncertain.

Despite there being proposed pre-conditions for the exercise of the U.K. Bail-in Power, there remains uncertainty regarding the specific factors which the relevant U.K. resolution authority would consider in deciding whether to exercise the U.K. Bail-in Power with respect to the relevant financial institution and/or securities, such as the Securities, issued by that institution.

Moreover, as the final criteria that the relevant U.K. resolution authority would consider in exercising any U.K. Bail-in Power are expected to provide it with considerable discretion, holders of the Securities may not be able to refer to publicly available criteria in order to anticipate a potential exercise of any such U.K. Bail-in Power and consequently its potential effect on the Issuer, the Group and the Securities.

The rights of holders of the Securities to challenge the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority are likely to be limited.

There is some uncertainty as to the extent of any due process rights or procedures that will be provided to holders of securities (including the Securities) subject to the U.K. Bail-in Power and to the broader resolution powers of the relevant U.K. resolution authority when the BRRD is implemented in the United Kingdom. Holders of the Securities may have only limited rights to challenge and/or seek a suspension of any decision of the relevant U.K. resolution authority to exercise its U.K. Bail-in Power or to have that decision reviewed by a judicial or administrative process or otherwise.

Section II.A Terms of Applicable Securities with Respect to the U.K. Bail-in Power

The Prudential Regulation Authority of the United Kingdom (the “PRA”) has requested the Issuer to address in the terms of certain liabilities the requirements in Article 55 of the European Union directive establishing a framework for the recovery and resolution of credit institutions and investment firms adopted by the EU Council on May 6, 2014. Accordingly, the terms of each issuance of Applicable Securities will contain the following paragraph:

By its acquisition of the Applicable Securities, each holder of the Applicable Securities acknowledges, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power (as defined above) by the relevant U.K. resolution authority (as defined below) that may result in the cancellation of all, or a portion, of the principal amount of, or interest on, the Applicable Securities and/or the conversion of all, or a portion, of the principal amount of, or interest on, the Applicable Securities into shares or other securities or other obligations of the Issuer or another person, including by means of a variation to the terms of the Applicable Securities, in each case, to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Applicable Securities further acknowledges and agrees that the rights of the holders of the Applicable Securities are subject to, and will be varied, if necessary, so as to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

No repayment of the principal amount of the Applicable Securities or payment of interest on the Applicable Securities shall become due and payable after the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority unless such repayment or payment would be permitted to be made by the Issuer under the laws and regulations of the United Kingdom and the European Union applicable to the Issuer.

By its acquisition of the Applicable Securities, each holder of such Applicable Securities, to the extent permitted by the U.S. Trust Indenture Act of 1939 (the “Trust Indenture Act”), waives any and all claims against the Trustee for, agrees not to initiate a suit against the Trustee in respect of, and agrees that the Trustee shall not be liable for, any action that the Trustee takes, or abstains from taking, in either case in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to such Applicable Securities.

Upon the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to Applicable Securities, the Issuer shall provide a written notice to The Depository Trust Company (“DTC”) as soon as practicable regarding such exercise of the U.K. Bail-in Power for purposes of notifying holders of such occurrence. The Issuer shall also deliver a copy of such notice to the Trustee for information purposes.

The exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Applicable Securities will not be an Event of Default (as defined in the Indenture) with respect to such Applicable Securities.

By its acquisition of the Applicable Securities, each holder of such Applicable Securities acknowledges and agrees that no exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Applicable Securities shall give rise to a default for purposes of Section 315(b) (Notice of Default) and Section 315(c) (Duties of the Trustee in Case of Default) of the Trust Indenture Act.

The Issuer’s obligations to indemnify the Trustee in accordance with Section 6.07 of the Indenture shall survive the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to any Applicable Securities.

By its acquisition of the Applicable Securities, each holder of such Applicable Securities acknowledges and agrees that, upon the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to such Applicable Securities, (a) the Trustee shall not be required to take any further directions from holders of the affected Applicable Securities under Section 5.12 (Control by Holders) of the Indenture, which section authorizes holders of a majority in aggregate outstanding principal amount of the Securities of a series to direct certain actions relating to such Securities, and (b) the Indenture shall impose no duties upon the Trustee whatsoever with respect to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. Notwithstanding the foregoing, if, following the completion of the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority in respect of certain Applicable Securities, such Applicable Securities remain outstanding (for example, if the exercise of the U.K. Bail-in Power results in only a partial write-down of the principal of such Applicable Securities), then the Trustee’s duties under the Indenture shall remain applicable with respect to such Applicable Securities following such completion to the extent that the Issuer and the Trustee shall agree pursuant to a supplemental indenture.

By its acquisition of the Applicable Securities, each holder of such Applicable Securities shall be deemed to have (a) consented to the exercise of any U.K. Bail-in Power as it may be imposed without any prior notice by the relevant U.K. resolution authority of its decision to exercise such power with respect to such Applicable Securities and (b) authorized, directed and requested DTC and any direct participant in DTC or other intermediary through which it holds such Applicable Securities to take any and all necessary action, if required, to implement the exercise of any U.K. Bail-in Power with respect to such Applicable Securities as it may be imposed, without any further action or direction on the part of such holder or the Trustee.

Subsequent Holders’ Agreement

Holders of Applicable Securities that acquire such Applicable Securities in the secondary market shall be deemed to acknowledge, agree to be bound by and consent to the same provisions specified herein to the same extent as the holders of such Applicable Securities that acquire the Applicable Securities upon their initial issuance, including, without limitation, with respect to the acknowledgement and agreement to be bound by and consent to the terms of the Applicable Securities, including in relation to the U.K. Bail-in Power.

Section II.B. Risk Factor Related to the Agreement of Holders of Applicable Securities with Respect to the U.K. Bail-in Power

Under the terms of the Applicable Securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

By its acquisition of the Applicable Securities, each holder of such Applicable Securities acknowledges, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority that may result in the cancellation of all, or a portion, of the principal amount of, or interest on, the Applicable Securities and/or the conversion of all or a portion of the principal amount of, or interest on, the Applicable Securities into shares or other securities or other obligations of the Issuer or another person, including by means of a variation to the terms of the Applicable Securities, in each case, to give effect to the exercise by the relevant U.K. resolution authority of such bail-in power. Each holder of the Applicable Securities further acknowledges and agrees that the rights of the holders of the Applicable Securities are subject to, and will be varied, if necessary, so as to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Applicable Securities losing all or a part of the value of your investment in the Applicable Securities or receiving a different security from the Applicable Securities, which may be worth significantly less than the Applicable Securities and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the Applicable Securities. See also “—Regulatory action in the event of a bank failure could materially adversely affect the value of the Securities” in Section I above.